Basel Medical Group Ltd

6 Napier Road,

Unit #02-10/11 Gleneagles Medical Centre

Singapore 258499

Date: November 14, 2024

Via EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Nudrat Salik Michael Fay Robert Augustin Jane Park

Re:	Basel Medical Group Ltd
Registration Statement on Form F-1 Filed November 4, 2024
CIK No. 0002004489
File No. 333-282096

Ladies and Gentlemen:

Basel Medical Group Ltd (the “Company”) is publicly filing its second amendment to the registration statement on Form F-1 (the “Registration Statement”) with the U.S. Securities and Exchanges Commission to include a resale prospectus section.

Kindly address any comments or questions that you have concerning the Registration Statement to our attorneys Benjamin Tan Esq. and Martryn Mak Esq. of Sichenzia Ross Ference Carmel LLP at (646) 810-0609 or btan@srfc.law and (646) 963-6393 or mmak@srfc.law.

Thank you for your time and attention.

Very truly yours, For and on behalf of Basel Medical Group Ltd

/s/ Raymond Wai Man Cheung
Name:	Raymond Wai Man Cheung
Position:	Chief Executive Officer